Exhibit 99.1

Lombard Medical Announces Completion of Restructuring and Implementation of Strategic Plan to Achieve Profitability

OXFORDSHIRE, England--(BUSINESS WIRE)--September 13, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a developer, manufacturer and marketer of endovascular aortic aneurysm repair products, today announced completion of a restructuring following the implementation of its new strategy to focus sales efforts in the UK, Japan and China, and reduce operating and manufacturing costs in order to achieve cash flow breakeven in the near term.

The restructuring program is anticipated to result in a reduction of nearly $12 million in operating expenses in 2018 when compared to 2016 expenditure levels, a reduction of more than 50%.

Kurt Lemvigh, Chief Executive Officer, commented “During 2017, we have refocused sales and marketing activities in an effort to concentrate on our highest margin markets. We continue to sell on a direct basis in our home market of the UK and via our distribution partner Medico’s Hirata in Japan. Sales in Japan continue to increase, and we expect to gain a further 2% market share this year. Our intention is to expand into additional geographies internationally in the second half of 2018 as our cost of goods reduction initiatives bear fruit.”

Lombard’s strategic partnership with MicroPort Scientific Corporation (0853.HK) is focused on two key areas - gaining CFDA regulatory approval for Lombard’s endovascular portfolio in China and a significant reduction in material and labour costs. To that end, the parties have several collaborative initiatives and cost saving projects well underway. It is anticipated that based on this collaboration, Lombard will achieve industry standard gross margins within the next 24 months.

The parties intend to launch the Lombard abdominal aortic aneurysm (AAA) products in China, distributed by MicroPort, following regulatory approvals currently anticipated before the end of 2018.

About Lombard Medical, Inc.

Lombard Medical, Inc. based in Oxfordshire, U.K., develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. For more information, please visit www.lombardmedical.com.

Forward-Looking Statements

This announcement contains forward-looking statements that reflect the Company’s current expectations regarding future events. These forward-looking statements generally can be identified by the use of words or phrases such as “believe,” “expect,” “future,” “anticipate,” “look forward to,” “intend,” “plan,” “foresee,” “may,” “should,” “will,” “estimates,” “outlook,” “potential,” “optimistic,” “confidence,” “continue,” “evolve,” “expand,” “growth” or words and phrases of similar meaning. Statements that describe objectives, plans or goals also are forward-looking statements. Forward-looking statements are subject to risks, management assumptions and uncertainties. Actual results could differ materially from those projected herein and depend on a number of factors, including the success of the Company’s research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company’s products by hospitals and other medical professionals, the uncertainty of estimated revenues and profits, the uncertainty of current domestic and international economic conditions that could adversely affect the level of demand for the Company’s products and increased volatility in foreign exchange rates, the inability to raise additional funds, and the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Form 20-F filed with the Securities and Exchange Commission dated May 1, 2017. Readers are urged to consider these factors carefully in evaluating the forward-looking statements. The forward-looking statements included herein are made only as of the date of this report and the Company undertakes no obligation to update these statements in the future.

CONTACT:
Lombard Medical, Inc.
Kurt Lemvigh, +44 (0)1235 750 800
Chief Executive Officer